Exhibit 99.1

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF B2GOLD CORP.

REPORT OF VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we hereby advise of the results of the voting on the matters submitted to the annual general and special meeting of shareholders of B2Gold Corp. (the “Company”) held on June 19, 2025 (total shares represented in person or by proxy being 864,407,409 of the 1,321,372,840 issued and outstanding common shares of the Company (“Common Shares”) as at the record date, which constitutes 65.42% of such Common Shares).

Item 1: Number of Directors

The number of Directors was set at Ten (10). The total votes cast by all shareholders of the Company present in person or by proxy were as follows:

	TOTAL VOTES IN FAVOUR		TOTAL VOTES WITHHELD
Number of Directors	854,702,345	98.91%	9,395,154	1.09%

Item 2: Election of Directors

The following individuals were elected as directors of the Company to hold office for the ensuing year or until their successors are elected or appointed, and the total votes cast by all shareholders of the Company present in person or by proxy were as follows:

	TOTAL VOTES IN FAVOUR	TOTAL VOTES WITHHELD	STATUS
Kelvin Dushnisky	606,644,165	189,662,587	Elected
Clive Johnson	755,333,955	40,972,797	Elected
Gregory Barnes	791,120,148	5,186,604	Elected
Kevin Bullock	787,025,110	9,281,643	Elected
Liane Kelly	789,718,983	6,587,770	Elected
Jerry Korpan	785,018,977	11,287,775	Elected
Thabile Makgala	792,134,499	4,172,253	Elected
Basie Maree	792,048,992	4,257,760	Elected
Lisa Pankratz	789,377,863	6,928,890	Elected
Robin Weisman	780,638,556	15,668,197	Elected

2

Item 3: Appointment of Auditors

PricewaterhouseCoopers LLP, Chartered Accountants, were appointed the auditors of the Company to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, at a remuneration to be fixed by the directors of the Company. The total votes cast by all shareholders of the Company present in person or by proxy were as follows:

	TOTAL VOTES IN FAVOUR		TOTAL VOTES WITHHELD
Appointment of Auditors	834,695,070	96.60%	29,402,436	3.40%

Item 4: Advisory Vote on Executive Compensation

The total votes cast by all shareholders of the Company present in person or by proxy, on the Advisory Vote on Executive Compensation, as more particularly described in the Management Information Circular of the Company dated May 2, 2025, were as follows:

	TOTAL VOTES IN FAVOUR		TOTAL VOTES AGAINST
Advisory Vote on Executive Compensation	742,390,923	93.23%	53,876,520	6.77%

DATED at Vancouver, British Columbia this 20th day of June, 2025.

B2GOLD CORP.

Signed: “C. Johnson”

Clive Johnson
President & Chief Executive Officer